

Mail Stop 7010

January 29, 2008

Nicola Battaglia
Chief Financial Officer
PDG Environmental, Inc.
1386 Beulah Road, Building 801
Pittsburgh, Pennsylvania 15235

>   **Re: PDG Environmental, Inc.**
>   **Form 10-K for Fiscal Year Ended January 31, 2007**
>   **File No. 0-13667**

Dear Mr. Battaglia:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED JANUARY 31, 2007

Management's Discussion and Analysis, page 14
Liquidity and Capital Resources, page 21

1.   We note your response to our prior comment 3. Please confirm that you will also revise your future quarterly filings to disclose your compliance with the debt covenants.

Nicola Battaglia
PDG Environmental, Inc.
January 29, 2008
Page 2

Statement of Operations, page F-5

2.   We note your response to our prior comment 7 that the operating location of the
        employee fraud was closed. Please tell us what consideration you gave to
        whether the Seattle operating location would qualify as discontinued operations
        under SFAS 144. Otherwise, it remains unclear how you have determined that
        this "non-recurring charge" would be treated any differently than legal expenses
        or a receivable write-off regardless of the cause of such charge.

3.   After reviewing your response to prior comment 8, it appears to us that the costs
        incurred to close your Phoenix location and terminate the operating lease
        constitute an exit or disposal activity under SFAS 146. In accordance with
        paragraph 18, such exit or disposal activities, which do not involve a discontinued
        operation, shall be included in income from continuing operations and be part of
        your determination of income from operations. As such, please tell us whether
        the Phoenix operating location would qualify as discontinued operations under
        SFAS 144 and revise your future filings as appropriate. Confirm to us that you
        have accounted for these costs in accordance with paragraphs 15 – 16 of SFAS
        146 in that you valued the exit costs net of any reasonably obtainable sublease
        rentals at fair value at the cease-use date.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you
have questions regarding our comments.

                                                        Sincerely,

                                                        John Cash
                                                        Accounting Branch Chief